

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2012

China Green Agriculture, Inc.
Mr. Ken Ren
Chief Financial Officer
3 rd Floor, Borough A, Block A, No. 181
South Taibai Road, Xi'an, Shaanxi Province
People's Republic of China 710065

      **Re:    China Green Agriculture, Inc.**
            **Form 10-K for the Fiscal Year Ended June 30, 2011**
            **Filed September 12, 2011**
            **File No. 001-34260**

            **Form 10-Q for the Quarterly Period Ended March 31, 2012**
            **Filed May 10, 2012**
            **File No. 001-34260**

Dear Mr. Ren:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2011

Item 1A. Risk Factors

1. Reference is made to your discussion of the financial performance of Gufeng on page 28. Please reconcile for us the $11,422,057 net income for the fiscal year ended June 30, 2011 as quoted in your discussion with the $10,995,984 as stated in Footnote 16 to the financial statements presented on page F-23.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Recent Developments</u>

<u>New Products, page 47</u>
2.  Please clarify to us in your response and revise future filings to indicate the proportion of revenue that is attributable both to new products and new distributors.

<u>Results of Operations</u>

<u>Net Sales, page 49</u>
3.  Refer to the third paragraph of your narrative.  We note that you have included a comparative discussion of Gufeng's net sales from fiscal 2011 to fiscal 2010.  Gufeng has not been included in your financial statements for the year ended June 30, 2010 as it was acquired in July 2010. Further, Gufeng's latest fiscal year prior to acquisition ended on December 31, 2009.  As such, the annualized net sales figure for Gufeng for the year ended June 30, 2010 appears to be a pro forma presentation of net sales with no supporting explanation or calculation prepared in accordance with Article 11 of Regulation S-X. Please remove the reference to Gufeng's net sales for the fiscal year ended June 30, 2010 as its inclusion is neither necessary nor appropriate.

<u>Discussion of Segment Profitability Measures, page 53</u>
4.  In Footnote 16, you present both operating income and net income by operating segment. Please clearly identify, here and in your footnote, the specific measure of segment profitability or loss that is reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segment and assessing its performance. Refer to ASC 280-10-50-27 for guidance.

5.  In addition, please expand this discussion to also address significant changes in that measure on a comparative basis for fiscal 2011 compared to fiscal 2010 and for fiscal 2010 compared to fiscal 2009.  In this regard, we are particularly concerned as to the nature of and reasons for the significant negative variance in the profitability of Jintai in fiscal 2011.  Please address this development in your response in detail.  You should also indicate whether this trend is expected to continue.  If significant write-offs were taken, please describe and quantify them and tell us how they were classified.  Our comment applies to the disclosures in your Form 10-Q for the Quarterly Period Ended March 31, 2012 as well.  We may have further comments upon review of your response.

Financial Statements

Note 2 – Basis of Presentation and Summary of Significant Accounting Policies

6. Reference is made to the apparent significance of your research and development expenditures as described on page 17. Please explain to us, and disclose, how research and development costs are accounted for and classified and how the elements of costs are identified with your related activities. Quantitative disclosures are also required under ASC 730-10-50-1. Alternatively, please identify the location of these disclosures in your footnotes.

7. We note the very significant increase in advances to suppliers as of June 30, 2011. Please describe the significant contractual terms of these arrangements in expanded detail and tell us about the nature and composition of these balances. Please also describe the extent to which these balances are seasonal, if applicable. Finally, these balances appear significantly larger than the advances in the historical financial statements of Gufeng. If our understanding is correct, please explain why this is the case. We also note that you have recorded a related allowance of $549,470 in fiscal 2011. Please explain how and when this charge was determined and recorded. Finally, please expand your footnotes to address this account.

8. As a related matter, it appears from page 55 that your advance payments to suppliers are made to insure that future product will be shipped to you when needed. Please explain to us how and why the business of Gufeng also results in the generation of significant balances of unearned revenues.

9. It appears, from your most recently filed Definitive Proxy that you have a related party relationship with a company called Kingtone Information. If our understanding is correct, please indicate the location of any related disclosures provided in the footnotes. Alternatively, please explain why you believe that no related disclosures are required.

Note 7 – Land Use Right, page F-14

10. We note from your disclosure in Risk Factors on page 28 that you have legally not obtained the land use right over the premises on which certain facilities of Gufeng are located and, as a result, you may not have the right to use the premises or the buildings located thereon. Please tell us in your response how the land use right in question and the buildings and improvements built thereon were valued and recorded at the time of the transaction and how such valuation was reassessed, if necessary, at the time you discovered you had not obtained the land use right.

11. As a related matter, please tell us the proportion of facilities potentially impacted by the validity of the land use right. In your response, discuss the specific properties identified on pages 38-39 as relating to Gufeng, including the proportion of total and utilized manufacturing square meters, impacted by this issue.

Note 16. Segment Reporting, page F-22

12. Reference is made to your discussion of exports on page 14.  It appears that related disclosures are required in the footnotes under ASC 280-10-50-41(a).  Please provide this disclosure or explain why the requirement is not applicable.

Form 10-Q for the Quarterly Period Ended March 31, 2012

Item 1. Financial Statements

Condensed Consolidated Balance Sheets, page 3

13. We note from your presentation here that your accounts receivable balance has increased $42.9 million between June 30, 2011 and March 31, 2012, more than the entire $39.3 million in income from operations for the same period.  Further, the increase of $42.9 million represents 74% of gross profit and 27% of net sales for that nine-month period.  Your disclosure on page 29 indicates that your allowance, which represented less than 1% of total receivables at March 31, 2012, increased only 78.4% versus the 244% increase in receivables over the nine-month period ended March 31, 2012.  Please tell us how you determined that your allowance for doubtful accounts was appropriate at March 31, 2012.  Include in your response an aging of receivables at March 31, 2012 and a discussion of any amounts collected subsequent to the period end.  Describe any significant changes in your credit policies or terms, if applicable.

Note 6 – Property, Plant, and Equipment, page 8

14. Please tell us why Buildings and Improvements decreased significantly and Machinery and Equipment increased significantly from June 30, 2011 to March 30, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters.  Please contact me at 202-551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief